FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, September 7, 2017

FAIRFAX DONATES US$1 MILLION FOR TEXAS FLOOD RELIEF

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U), recognizing that the severity of the storm which resulted in flooding in Houston and elsewhere in Texas was unprecedented, is donating US$1 million to organizations, primarily the American Red Cross, providing relief from Hurricane Harvey.

"So many people in Texas are enduring severe damage to their homes and displacement from their homes, and will have to begin rebuilding their homes and their lives after this devastation.  Fairfax wants to stand among all those individuals and companies who are extending themselves to provide support to the residents of Houston and other affected Texas communities," said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

This donation by Fairfax is in addition to donations, contributions and other efforts by Fairfax group companies, including particularly Crum & Forster, and their employees to respond directly to the needs of their employees and colleagues whose lives and property have been affected by Hurricane Harvey, as well as to respond through organizations providing relief services.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941